UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Letter of Intent

On November 24, 2025, Captivision Inc. (the “Company”) entered into a non-binding letter of intent (the “LOI”) with Montana Goldfields, Inc., a Delaware corporation (“Montana Goldfields”). Pursuant to the terms of the LOI, the parties agreed to negotiate and enter into definitive documentation for the acquisition (the “Acquisition”) by the Company of 100% of the outstanding equity and equity equivalents of Montana Tunnels Mining, Inc. (“MTMI”), a wholly owned subsidiary of Montana Goldfields, which owns the legacy Montana Tunnels Mine and related mining and milling plant and equipment. Each party has agreed to negotiate with the other party exclusively for a period of 60 days.

The LOI provides that the Company will acquire MTMI using newly issued ordinary shares (the “Transaction Shares”) of the Company in a 1:15 ratio based on a relative pre-transaction value of MTMI of $750 million and the Company of $50 million. The Company’s outstanding share ownership following the issuance of the Transaction Shares will be approximately 93.75% held by the Montana Goldfields’ equity holders and 6.25% held by the pre-closing Company shareholders (the number of shares and percentage ownership will reflect the number of ordinary shares outstanding as of the closing of the transaction).

Pursuant to the definitive documentation, the Company will provide customary representations, warranties and covenants, and the Acquisition will be subject to customary closing conditions and events of default, completion of audited financial statements, and regulatory review.

The Acquisition is subject to confirmatory due diligence, and contingent upon, the negotiation and execution of definitive documentation and final approval by the boards of directors and shareholders, as applicable, of each party.

The foregoing summary of the LOI does not purport to be complete and is qualified in its entirety by reference to the full text of the LOI, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K.

On December 2, 2025, the Company issued a press release announcing the LOI. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses, as well as the proposed acquisition of Montana Tunnels Mining, Inc. and Company’s planned discontinuation of its legacy architectural media glass and LED businesses upon completion of the acquisition. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Form 6-K, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to successfully negotiate definitive documents governing and consummate the acquisition of Montana Tunnels Mining, Inc.; (2) the ability to realize the benefits expected from the acquisition and the Company’s strategic direction; (3) following consummation of the acquisition, the ability to execute on the development plan for restarting mining; (4) the ability to raise capital (equity and debt) in the future sufficient to fund the requirements of its development plans; (5) the ability of its management to implement current plans, including with respect to the hiring and training of operating staff as well as to supplement senior management, and to respond to any unforeseen circumstances that require changes to those plans; (6) the occurrence of various risks including, but not limited to, the failure to delineate economically recoverable ore bodies, unfavorable geological conditions, unanticipated technical and operational difficulties encountered in extraction and production activities, mechanical failure of operating plant and equipment, unexpected shortages or increases in the price of consumables, spare parts and plant and equipment, cost overruns, and failure to obtain essential services from third parties, disruption of production and operations from risks and hazards which are beyond the Company’s control, including environmental hazards, industrial accidents, technical failures, labor disputes, and unusual or unexpected rock formations; (7) the failure to extract ore and minerals consistent with resource and reserve estimates; (8) fluctuation in the market prices of gold plus silver, zinc, lead and copper and changes in world demand for such metals; (9) challenges in operating in an environmentally responsible manner and in accordance with all applicable laws, and in avoiding accidents or claims associated with past operations or other unforeseen events which may compromise its environmental performance with adverse financial implications; (10) competition from other mineral exploration and mining companies which may have greater financial and other resources, including downstream capabilities with which the Company cannot effectively compete; (11) the ability to complete its 2024 fiscal year end audit and maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (12) the future financial performance of the Company; (13) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (14) the ability to effectively discontinue its legacy architectural media glass and LED businesses and resolve associated recourse liabilities; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this Form 6-K and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Letter of Intent between Captivision Inc. and Montana Goldfields, Inc., dated November 24, 2025.
99.1	Press Release of Captivision Inc., dated December 2, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: December 3, 2025